SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*(1)

Sunovia Energy Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

86770A104

(CUSIP Number)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Schedule 13G amends and restates in its entirety the Schedule 13G filed by EPIR Technologies, Inc. with respect to the Issuer on April 22, 2008.

(1)	Names of Reporting Persons Sivalingam Sivananthan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,946,416

(6) Shared Voting Power 82,464,163(2)

(7) Sole Dispositive Power 6,946,416

(8) Shared Dispositive Power 82,464,163(3)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 89,410,579

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

(11)	Percent of Class Represented by Amount in Row (9) 12.4%(3)

(12)	Type of Reporting Person (See Instructions) IN

(2)

Includes (i) 44,660,311 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) beneficially owned by EPIR Technologies, Inc. (“EPIR”), including 25,000,000 shares of Common Stock issuable upon the exercise of a stock purchase warrant held by EPIR, and (ii) 37,803,852 shares of Common Stock beneficially owned by Sivananthan Laboratories, Inc. (“Sivananthan Labs”). Dr. Sivananthan is the majority shareholder of EPIR and Sivananthan Labs. Excludes 620,000 shares of Common Stock held by Inthumathy Sivananthan, who is Dr. Sivananthan’s wife, and as to which Dr. Sivananthan disclaims beneficial ownership.

(3)

The percentage is based upon 723,719,244 shares of Common Stock deemed to be outstanding for purposes of the calculation, including (i) 698,719,244 shares of Common Stock outstanding as of March 20, 2010, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 (the Issuer’s “Quarterly Report”), filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2010, and (ii) 25,000,000 shares of Common Stock issuable upon the exercise of a share purchase warrant held by EPIR.

(1)	Names of Reporting Persons EPIR Technologies, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 44,660,311(4)

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 44,660,311

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,660,311

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.2%(5)

(12)	Type of Reporting Person (See Instructions) CO

(4)	Includes 19,660,311 shares of Common Stock beneficially owned by EPIR, including 25,000,000 shares of Common Stock issuable upon the exercise of a stock purchase warrant held by EPIR.

(5)

The percentage is based upon 723,719,244 shares of Common Stock deemed to be outstanding for purposes of the calculation, including (i) 698,719,244 shares of Common Stock outstanding as of March 20, 2010, as reported in Issuer’s Quarterly Report, and (ii) 25,000,000 shares of Common Stock issuable upon the exercise of a share purchase warrant held by EPIR.

(1)	Names of Reporting Persons Sivananthan Laboratories Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 37,803,852

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 37,803,852

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,803,852

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.2%(6)

(12)	Type of Reporting Person (See Instructions) CO

(6)	The percentage is based upon 723,719,244 shares of Common Stock outstanding as of March 20, 2010, as reported in the Issuer’s Quarterly Report.

Item 1(a).	Name of Issuer: Sunovia Energy Technologies, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6408 Parkland Drive, Suite 104 Sarasota, FL 34243

Item 2(a).

Name of Person Filing:
Sivalingam Sivananthan

EPIR Technologies, Inc., an Illinois corporation (“EPIR”)

Sivananthan Laboratories Inc., an Illinois corporation (“Sivananthan Labs”)

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the Reporting Persons.

Item 2(b).	Address of Principal Business Office The business address of each filing person is 590 Territorial Drive, Unit B, Bolingbrook, IL 60440.
Item 2(c).	Citizenship: Dr. Sivananthan is a citizen of the United States. EPIR is an Illinois corporation. Sivananthan Labs is an Illinois corporation.
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number: 86770A104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
The information in Items 1 and 5 through 11 on the cover pages (pp. 1-4) of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2010

/s/ Sivalingam Sivananthan
Sivalingam Sivananthan

EPIR Technologies, Inc.

By:	/s/ Sivalingam Sivananthan
Name: Sivalingam Sivananthan
Its: Chairman and CEO

Sivananthan Laboratories, Inc.

By:	/s/ Christoph Grein
Name: Christoph Grein
Its: President